UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Nexeo Solutions, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

65342H102

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(424) 253-1773

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 65342H102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,514,719*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,514,719*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,514,719*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.81%*
14	TYPE OF REPORTING PERSON

PN

*Includes 4,108,577 Shares underlying 8,217,155 Warrants beneficially owned by Legion Partners, L.P. I.

2

CUSIP NO. 65342H102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		222,420*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

222,420*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

222,420*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

*Includes 202,690 Shares underlying 405,381 Warrants beneficially owned by Legion Partners, L.P. II.

3

CUSIP NO. 65342H102

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,737,139*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,737,139*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,737,139*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.04%*
14	TYPE OF REPORTING PERSON

OO

*Includes 4,311,267 Shares underlying 8,622,536 Warrants beneficially owned in the aggregate by Legion Partners, L.P. I and Legion Partners, L.P. II.

4

CUSIP NO. 65342H102

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,737,139*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,737,139*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,737,139*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.04%*
14	TYPE OF REPORTING PERSON

OO

*Includes 4,311,267 Shares underlying 8,622,536 Warrants beneficially owned in the aggregate by Legion Partners, L.P. I and Legion Partners, L.P. II.

5

CUSIP NO. 65342H102

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,737,139*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,737,139*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,737,139*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.04%*
14	TYPE OF REPORTING PERSON

OO

*Includes 4,311,267 Shares underlying 8,622,536 Warrants beneficially owned in the aggregate by Legion Partners, L.P. I and Legion Partners, L.P. II.

6

CUSIP NO. 65342H102

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,737,139*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,737,139*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,737,139*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.04%*
14	TYPE OF REPORTING PERSON

IN

*Includes 4,311,267 Shares underlying 8,622,536 Warrants beneficially owned in the aggregate by Legion Partners, L.P. I and Legion Partners, L.P. II.

7

CUSIP NO. 65342H102

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,737,139*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,737,139*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,737,139*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.04%*
14	TYPE OF REPORTING PERSON

IN

*Includes 4,311,267 Shares underlying 8,622,536 Warrants beneficially owned in the aggregate by Legion Partners, L.P. I and Legion Partners, L.P. II.

8

CUSIP NO. 65342H102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Nexeo Solutions, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3 Waterway Square Place, Suite 1000, The Woodlands, Texas 77380.

This statement also discloses ownership of warrants of the Issuer each of which is exercisable for one-half of one Share at an exercise price of $5.75 per half Share and expires on June 9, 2021; provided, however, that a Warrant may not be exercised for a fractional Share (the “Warrants”).

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);
(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);
(iii)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I and Legion Partners II;
(iv)	Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I and Legion Partners II;
(v)	Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC;
(vi)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and
(vii)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

(c)       The principal business of each of Legion Partners I and Legion Partners II is investing in securities. The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I and Legion Partners II. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I and Legion Partners II. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

9

CUSIP NO. 65342H102

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Kiper and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by each of Legion Partners I and Legion Partners II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 406,142 Shares owned directly by Legion Partners I is approximately $3,828,170, including brokerage commissions. The aggregate purchase price of the 8,217,155 Warrants (exercisable into 4,108,577 Shares) owned directly by Legion Partners I is approximately $4,995,012, including brokerage commissions. The aggregate purchase price of the 19,730 Shares owned directly by Legion Partners II is approximately $185,967 including brokerage commissions. The aggregate purchase price of the 405,381 Warrants (exercisable into 202,690 Shares) owned directly by Legion Partners II is approximately $242,673, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

10

CUSIP NO. 65342H102

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 89,734,146 Shares outstanding as of August 3, 2018 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2018.

A.	Legion Partners I
(a)	As of the close of business on August 31, 2018, Legion Partners I beneficially owned 4,514,719 Shares, including 4,108,577 Shares underlying 8,217,155 Warrants owned by Legion Partners I.

Percentage: Approximately 4.81%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,514,719
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,514,719

(c)	The transactions in the securities of the Issuer by Legion Partners I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on August 31, 2018, Legion Partners II beneficially owned 222,420 Shares, including 202,690 Shares underlying 405,381 Warrants owned by Legion Partners II.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 222,420
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 222,420

(c)	The transactions in the securities of the Issuer by Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 4,514,719 Shares beneficially owned by Legion Partners I (including the 4,108,577 Shares underlying 8,217,155 Warrants owned by Legion Partners I) and (ii) 222,420 Shares beneficially owned by Legion Partners II (including the 202,690 Shares underlying 405,381 Warrants owned by Legion Partners II).

Percentage: Approximately 5.04%

11

CUSIP NO. 65342H102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,737,139
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,737,139

(c)	Legion Partners, LLC has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners Asset Management
(a)	As of the close of business on August 31, 2018, Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II, may also be deemed the beneficial owner of the (i) 4,514,719 Shares beneficially owned by Legion Partners I (including the 4,108,577 Shares underlying 8,217,155 Warrants owned by Legion Partners I) and (ii) 222,420 Shares beneficially owned by Legion Partners II (including the 202,690 Shares underlying 405,381 Warrants owned by Legion Partners II).

Percentage: Approximately 5.04%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,737,139
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,737,139

(c)	Legion Partners Asset Management has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Holdings
(a)	Legion Partners Holdings, as the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 4,514,719 Shares beneficially owned by Legion Partners I (including the 4,108,577 Shares underlying 8,217,155 Warrants owned by Legion Partners I) and (ii) 222,420 Shares beneficially owned by Legion Partners II (including the 202,690 Shares underlying 405,381 Warrants owned by Legion Partners II).

Percentage: Approximately 5.04%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,737,139
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,737,139

(c)	Legion Partners Holdings has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP NO. 65342H102

F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 4,514,719 Shares beneficially owned by Legion Partners I (including the 4,108,577 Shares underlying 8,217,155 Warrants owned by Legion Partners I) and (ii) 222,420 Shares beneficially owned by Legion Partners II (including the 202,690 Shares underlying 405,381 Warrants owned by Legion Partners II).

Percentage: Approximately 5.04%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,737,139
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,737,139

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 31, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Legion Partners I and Legion Partners II own the Warrants disclosed in Item 5.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

13

CUSIP NO. 65342H102

Item 7.	Material to be Filed as Exhibits

99.1        Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper and Raymond White, dated August 31, 2018.

14

CUSIP NO. 65342H102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

15

CUSIP NO. 65342H102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Date of Purchase	Amount of Securities Purchased	Price Per Security ($)

Legion Partners, L.P. I

Purchase of Warrants	07/05/2018	4,246	0.5800
Purchase of Warrants	07/16/2018	14,165	0.6000
Purchase of Common Stock	07/17/2018	9,918	9.3075
Purchase of Common Stock	07/18/2018	19,073	9.4512
Purchase of Common Stock	07/19/2018	6,485	9.4989
Purchase of Common Stock	07/23/2018	29,373	9.4543
Purchase of Common Stock	07/24/2018	8,382	9.4701
Purchase of Common Stock	07/25/2018	13,390	9.2301
Purchase of Common Stock	07/26/2018	31,853	9.0825
Purchase of Common Stock	07/27/2018	18,024	9.1901
Purchase of Common Stock	07/30/2018	14,782	9.1991
Purchase of Common Stock	07/31/2018	16,212	9.0563
Purchase of Common Stock	08/01/2018	33,665	9.0228
Purchase of Common Stock	08/02/2018	30,517	9.0617
Purchase of Common Stock	08/03/2018	13,678	9.0587
Purchase of Common Stock	08/06/2018	32,043	8.9817
Purchase of Common Stock	08/07/2018	15,640	9.4979
Purchase of Common Stock	08/23/2018	95,367	9.9850
Purchase of Common Stock	08/30/2018	14,115	9.9958
Purchase of Common Stock	08/31/2018	3,052	9.9973

Legion Partners, L.P. II

Purchase of Warrants	07/05/2018	14,659	0.5800
Purchase of Warrants	07/16/2018	48,848	0.6000
Purchase of Common Stock	07/17/2018	482	9.3075
Purchase of Common Stock	07/18/2018	927	9.4512
Purchase of Common Stock	07/19/2018	315	9.4989
Purchase of Common Stock	07/23/2018	1,427	9.4543
Purchase of Common Stock	07/24/2018	407	9.4701
Purchase of Common Stock	07/25/2018	650	9.2301
Purchase of Common Stock	07/26/2018	1,547	9.0825
Purchase of Common Stock	07/27/2018	876	9.1901
Purchase of Common Stock	07/30/2018	718	9.1991
Purchase of Common Stock	07/31/2018	788	9.0563
Purchase of Common Stock	08/01/2018	1,635	9.0228
Purchase of Common Stock	08/02/2018	1,483	9.0617
Purchase of Common Stock	08/03/2018	664	9.0587
Purchase of Common Stock	08/06/2018	1,557	8.9817
Purchase of Common Stock	08/07/2018	760	9.4979
Purchase of Common Stock	08/23/2018	4,633	9.9850
Purchase of Common Stock	08/30/2018	686	9.9958
Purchase of Common Stock	08/31/2018	148	9.9973